Scottish and Southern Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

2 May 2006

SUPPL

Dear Sirs

Ref: 82- 3099

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 10 February 2006 to 02 May 2006.

Also included is a copy of an announcement made on 04 January 2006 which should have been sent to you previously but was omitted in error.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Anne Sutherland
Company Secretarial Assistant

SEC MAIL PROCESSING RECEIVED MAY 1 0 2006 WASH. D.C. 209 SECTION

82-3099

List of Announcements

Date	Headline	LSE Number	
04/01/2006	Director/ PDMR Shareholding	4119W	(previously missed from log)
10/02/2006	Acquistion	2338Y	
15/02/2006	SEPD - publication of prospectus	4766Y	
24/02/2006	Corporate Update	9218Y	
02/03/2006	Director/ PDMR Shareholding	1780Z	
06/03/2006	Blocklisting Interim Review	3436Z	
16/03/2006	Holding(s) in Company	9401Z	
17/03/2006	Holding(s) in Company	0007A	
23/03/2006	Corporate Update	2869A	
27/03/2006	Director/ PDMR Shareholding	4609A	
30/03/2006	Director/ PDMR Shareholding	6936A	
31/03/2006	Prices Increase from May 2006	7413A	
31/03/2006	Director/ PDMR Shareholding	7964A	
03/04/2006	Disposal	8900A	
04/04/2006	Director/ PDMR Shareholding	9339A	
04/04/2006	Contract	8502A	
08/04/2006	Holding(s) in Company	1176B	
13/04/2006	Holding(s) in Company	5353B	
26/04/2006	Holding(s) in Company	0431C	
02/05/2006	Director/ PDMR Shareholding	2702C	

82-3099

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:41 02-May-06
Number	2702C

RNS Number:2702C
Scottish & Southern Energy PLC
02 May 2006

The Company was notified on 2 May 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 28 April 2006 in the Company's ordinary shares:-

(a) that 31,964 shares were purchased and allocated at £11.2550 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,258 shares at £11.37 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,912	0.003%
Ian Marchant Director	11	5	0.000002%	73,171	0.009%
Alistair Phillips-Davies Director	11	5	0.000002%	20,514	0.002%
Gregor Alexander Director	11	5	0.000002%	13,050	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A
Michelle Hynd PDMR	11	5	N/A	N/A	N/A
Paul Isgar PDMR	11	5	N/A	N/A	N/A
Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling	12	5	N/A	N/A	N/A

PDMR					
Ian Manson	11	5	N/A	N/A	N/A
PDMR					
Mark Mathieson	11	5	N/A	N/A	N/A
PDMR					
Robert McDonald	11	5	N/A	N/A	N/A
PDMR					
James McPhillimy	11	5	N/A	N/A	N/A
PDMR					
Adrian Pike	12	5	N/A	N/A	N/A
PDMR					
Brian Smith	3	3	N/A	N/A	N/A
PDMR					
James Smith	11	5	N/A	N/A	N/A
PDMR					
Paul Smith	11	5	N/A	N/A	N/A
PDMR					
Alan Young	9	5	N/A	N/A	N/A
PDMR					

EN

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82-3099

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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2006
WASH. D.C.
209

Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	14:41 26-Apr-06
Number	0431C

RNS Number:0431C
Scottish & Southern Energy PLC
26 April 2006

Scottish and Southern Energy plc

Holding (s) in Company

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 25 April 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,855,224 ordinary 50p shares in Scottish and Southern Energy plc, being 4.05% of the issued share capital of the company.

Legal Entity	15,686,234
Capital Guardian Trust Company	13,821,915
Capital International Limited	1,987,900
Capital International S.A.	959,175
Capital International, Inc	2,400,000
Capital Research and Management Company	
	1,707,168
	1,109,000
Registered Holder	156,700
State Street Nominees Limited	5,300
Bank of New York Nominees	7,392,400
Northern Trust	338,900
Chase Manhattan Bank Australia Limited	1,371,600
Chase Nominees Limited	62,000
BT Globenet Nominees Ltd	1,300
Midland Bank plc	601,200
Cede & Co	13,500
Deutsche Bank Mannheim	81,540
Bankers Trust	1,810,450
Barclays Bank	35,600
Brown Bros.	55,400
Nortrust Nominees	22,100
MSS Nominees Limited	2,600
State Street Bank & Trust Co.	100
Citibank NA Toronto	84,600
Deutsche Bank AG	15,600
HSBC Bank plc	327,469
Mellon Bank N.A.	3,000
Roy Nominees Limited	25,300
Mellon Nominees (UK) Limited	463,407
Bank One London	135,500
HSBC	2,745,031

JP Morgan Chase Bank	1,690,855
State Street Nominees Limited	2,824,000
Bank of New York Nominees	82,900
Northern Trust	82,100
Chase Nominees Limited	67,700
Midland Bank plc	236,200
Bankers Trust	1,950,800
Barclays Bank	34,100
Morgan Guaranty	1,187,229
Nortrust Nominees	25,600
MSS Nominees Limited	370,400
State Street Bank & Trust Co.	67,900
Lloyds Bank	54,100
Citibank NA Toronto	860,400
Deutsche Bank AG	141,800
Chase Manhattan Nominee Ltd	188,800
HSBC Bank plc	70,500
Mellon Bank N.A.	147,300
Northern Trust AVFC	9,400
KAS UK	68,400
Bank One London	615,600
HSBC	13,100
JP Morgan Chase Bank	57,700
Raiffeisen Zentral Bank	76,700
Fortis Bank	17,800
Metzier Seel Sohn & Co.	14,200
Nordea Bank	9,500
Bayerische Hypo Und Vereinsbank AG	442,300
State Street Nominees Limited	65,400
Bank of New York Nominees	13,000
Chase Nominees Limited	67,500
Midlands Bank plc	9,900
Barclays Bank	11,600
Pictet & Cie, Geneva	870,500
Nortrust Nominees	36,300
Morgan Stanley	24,100
J.P. Morgan	235,300
State Street Bank and Trust Co	154,400
Lloyds Bank	15,000
HSBC Bank plc	18,900
Lombard Odier Et Cie, Geneva	305,800
Metzier Seel Sohn & Co	96,275
Credit Suisse, Zurich	5,500
State Street Nominees Limited	316,100
Bank of New York Nominees	6,900
Northern Trust	15,000
Chase Nominees Limited	92,500
Midland Bank plc	19,200
Bankers Trust	3,100
Nortrust Nominees	42,300
State Street Bank & Trust Co.	42,500
Citibank	14,000
Citibank NA Toronto	2,400,000
HSBC Bank plc	
JP Morgan Chase Bank	
Chase Nominees Limited	

This information is provided by RNS
The company news service from the London Stock Exchange

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82 - 3099

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RECEIVED
SEC MAIL PROCESSING SECTION
MAY 10 2006
WASH. D.C. 209

Free annual report

Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:10 13-Apr-06
Number	5353B

RNS Number:5353B
Scottish & Southern Energy PLC
13 April 2006

Scottish and Southern Energy plc

Holding (s) in Company

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 12 April 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,218,824 ordinary 50p shares in Scottish and Southern Energy plc, being 3.97% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	15,677,034
Capital International Limited	13,188,915
Capital International S.A.	1,987,900
Capital International, Inc	964,975
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,707,168
Bank of New York Nominees	1,104,400
Northern Trust	156,700
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,390,700
BT Globenet Nominees Ltd	338,900
Midland Bank plc	1,370,200
Cede & Co	55,500
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Brown Bros.	81,540
Nortrust Nominees	1,821,250
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	55,400
Citibank NA Toronto	22,100
Deutsche Bank AG	2,600
HSBC Bank plc	100
Mellon Bank N.A.	84,600
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	327,469
Bank One London	3,000
HSBC	19,500

JP Morgan Chase Bank	463,407
State Street Nominees Limited	135,500
Bank of New York Nominees	2,672,631
Northern Trust	1,435,155
Chase Nominees Limited	2,798,000
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	67,700
Morgan Guaranty	236,200
Nortrust Nominees	1,860,700
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	1,187,229
Lloyds Bank	25,600
Citibank NA Toronto	370,400
Deutsche Bank AG	67,900
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	860,400
Mellon Bank N.A.	141,800
KAS UK	70,500
Bank One London	147,300
HSBC	9,400
JP Morgan Chase Bank	68,400
Raiffeisen Zentral Bank	615,600
Fortis Bank	13,100
Metzier Seel Sohn & Co.	57,700
Nordea Bank	76,700
Bayerische Hypo Und Vereinsbank AG	17,800
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	442,300
Midlands Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	67,500
Nortrust Nominees	9,900
Morgan Stanley	11,600
J.P. Morgan	870,500
State Street Bank and Trust Co	36,300
Lloyds Bank	24,100
HSBC Bank plc	235,300
Lombard Odier Et Cie, Geneva	154,400
Metzier Seel Sohn & Co	15,000
Credit Suisse, Zurich	18,900
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	316,100
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	19,200
Citibank	3,100
Citibank NA Toronto	48,100
HSBC Bank plc	42,500
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

This information is provided by RNS
The company news service from the London Stock Exchange

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82-3099

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	12:01 06-Apr-06
Number	1176B

RNS Number:1176B
Scottish & Southern Energy PLC
06 April 2006

Scottish and Southern Energy plc

Holding (s) in Company

6 April 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 5 April 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,435,518 ordinary 50p shares in Scottish and Southern Energy plc, being 4.00% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	15,651,834
Capital International Limited	13,430,809
Capital International S.A.	1,987,900
Capital International, Inc	964,975
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,707,168
Bank of New York Nominees	1,102,700
Northern Trust	156,700
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,390,700
BT Globenet Nominees Ltd	338,900
Midland Bank plc	1,369,200
Cede & Co	55,500
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Brown Bros.	81,540
Nortrust Nominees	1,817,150
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	54,600
Citibank NA Toronto	22,100
Deutsche Bank AG	2,600
HSBC Bank plc	100
Mellon Bank N.A.	67,000
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	327,469
Bank One London	3,000
HSBC	19,500
JP Morgan Chase Bank	463,407
State Street Nominees Limited	135,500

Bank of New York Nominees	2,914,525
Northern Trust	1,435,155
Chase Nominees Limited	2,798,000
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	67,700
Morgan Guaranty	236,200
Nortrust Nominees	1,860,700
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	1,187,229
Lloyds Bank	25,600
Citibank NA Toronto	370,400
Deutsche Bank AG	67,900
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	860,400
Mellon Bank N.A.	141,800
KAS UK	70,500
Bank One London	147,300
HSBC	9,400
JP Morgan Chase Bank	68,400
Raiffeisen Zentral Bank	615,600
Fortis Bank	13,100
Metzier Seel Sohn & Co	57,700
Nordea Bank	76,700
Bayerische Hypo Und Vereinsbank AG	17,800
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	442,300
Midlands Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	67,500
Nortrust Nominees	9,900
Morgan Stanley	11,600
J.P. Morgan	870,500
State Street Bank and Trust Co	36,300
Lloyds Bank	24,100
HSBC Bank plc	235,300
Lombard Odier Et Cie, Geneva	154,400
Metzier Seel Sohn & Co	15,000
Credit Suisse, Zurich	18,900
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	316,100
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	19,200
Citibank	3,100
Citibank NA Toronto	48,100
HSBC Bank plc	42,500
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

END

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82-3099

SEC MAIL RECEIVED PROCESSING SECTION
MAY 10 2006
WASH. D.C. 209

Regulatory Announcement

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Contract
Released	12:30 04-Apr-06
Number	9502A

RNS Number:9502A
Scottish & Southern Energy PLC
04 April 2006

SCOTTISH AND SOUTHERN ENERGY PLC

25 YEAR STREET LIGHTING CONTRACT

Further to the announcement issued on 10th February, Tay Valley Lighting, a joint venture between Scottish and Southern Energy plc (SSE) and The Royal Bank of Scotland plc, has been named as the contractor appointed by Leeds City Council to replace and maintain street lighting throughout the City of Leeds. Southern Electric Contracting will deliver the project under a 25-year Private Finance Initiative (PFI), with replacement work beginning in July 2006.

Leeds City Council will spend £100 million over the next five years in the largest investment contract of its kind in the country. Eighty percent of its ageing lighting stock (over 80,000 in total) will be replaced with state-of-the-art white lights, making the city's streets brighter, safer and more energy efficient.

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:03 04-Apr-06
Number	9339A

RNS Number:9339A
Scottish & Southern Energy PLC
04 April 2006

The Company was notified on 3 April 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 March 2006 in the Company's ordinary shares:-

(a) that 32,511 shares were purchased and allocated at £11.37 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,933 shares at £11.37 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,896	0.003%
Ian Marchant Director	11	5	0.000002%	73,155	0.009%
Alistair Phillips-Davies Director	11	5	0.000002%	20,498	0.002%
Gregor Alexander Director	11	5	0.000002%	13,034	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A
Michelle Hynd PDMR	11	5	N/A	N/A	N/A

Paul Isgar PDMR	11	5	N/A	N/A	N/A
Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling PDMR	11	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	11	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	11	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	11	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	9	5	N/A	N/A	N/A

The Company was notified on 4th April 2006 by Computershare Investor Services Plc, the Company's Registrars, that the undernoted PDMR's had arranged for the cash dividends paid on 24th March 2006 to be reinvested and used to purchase further shares at a price of £11.45 per share.

PDMR	Number of Shares
Paul Isgar	12
James McPhillimy	33

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Disposal
Released	16:02 03-Apr-06
Number	8900A

RNS Number:8900A
Scottish & Southern Energy PLC
03 April 2006

Scottish and Southern Energy (SSE) PLC has completed the sale of Thermal Transfer Limited, its specialist service provider to the biotech and pharmaceutical industries, to ETDE, the electrical contracting/maintenance subsidiary of the French-owned Bouygues Construction, for the sum of £20 million in cash.

Since it acquired Thermal Transfer in 1992, SSE has continued to invest in its capabilities and expertise as a leading UK, high specification provider. It has now taken the decision to leave the turnkey design and build market.

The sale will allow SSE's core contracting business, Southern Electric Contracting, to continue developing its mechanical and electrical (M&E) capability, providing services to end-user customers, supported by its local profit centre structure.

Within the last 18 months, Southern Electric Contracting has acquired two regional contracting businesses - East Anglian-based Eastern Contracting and Harrison Smith in West Yorkshire. In February, its joint venture with The Royal Bank of Scotland, Tay Valley Lighting, was appointed by Leeds City Council as preferred bidder for its street lighting PFI (Private Finance Initiative). The company's presence in the north of the country has been further strengthened with the opening of a sixth regional office in Fort William by its Scottish business, Scottish-Hydro Contracting.

"Ian Marchant, Chief Executive of SSE, said: "Thermal Transfer has built up a strong reputation, customer and skills base in a specialist sector, and we believe it will be in a good position to develop its business under new ownership.

"Southern Electric Contracting has gone from strength to strength over the past few years and is now fully focused on capitalising on the significant opportunities it has created over the last 18 months."

/Cont...

In its full year results at the end of May 2006, SSE expects to report that its Contracting Group has enjoyed another year of growth in operating profit.

SSE was advised on the sale of Thermal Transfer by KPMG Corporate Finance.

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Denis Kerby, Media and Investor Relations Manager 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:39 31-Mar-06
Number	7964A

RNS Number:7964A
Scottish & Southern Energy PLC
31 March 2006

The company was notified on 31 March 2006 of a dividend reinvestment on 29 March 2006 by the PEP Manager pursuant to a regular standing order instruction.

Director - Ian Marchant - Single Company PEP - 6 shares at a price of £11.37

Following this notification , Ian Marchant has an interest in 73,139 shares representing 0.009% of the issued share capital of the Company.

Also,the Company was notified on 31 March 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), that the cash dividends paid on 24 March 2006 were re-invested and used to purchase 27,967 Dividend Shares on 24 March 2006 at a price of £11.45 per share.

The purchase was made pursuant to a regular standing order instruction with Computershare plc for the re-investment of cash dividends into Dividend Shares.

The interests of Executive Directors/PDMR's of the Company in the transactions were as follows:

Directors	Number of Dividend Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood	13	0.000002%	24,880	0.003%
Ian Marchant	13	0.000002%	73,152	0.009%
Alistair Phillips-Davies	12	0.000002%	20,482	0.002%
Gregor Alexander	13	0.000002%	13,018	0.002%

PDMR's	Number of Dividend Shares
Vincent Donnelly	13
Michelle Hynd	2
Paul Isgar	13
Graham Juggins	13
Anthony Keeling	8
Ian Manson	13
Mark Mathieson	13
Robert McDonald	13
James McPhillimy	13

Adrian Pike	5
Brian Smith	5
James Smith	13
Paul Smith	13
Alan Young	8

This information is provided by RNS
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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Prices Increase from May 2006
Released	10:00 31-Mar-06
Number	7413A

RNS Number:7413A
Scottish & Southern Energy PLC
31 March 2006

PRICES FOR ELECTRICITY AND GAS TO

INCREASE FROM MAY 2006

Scottish and Southern Energy plc ("SSE") will increase its prices for the majority of its domestic electricity and gas customers on 1 May 2006. Standard prices for electricity customers will increase by 9.4% on average and standard prices for gas customers will increase by 16.5% on average. SSE will, however, hold its electricity and gas prices for these domestic customers at their revised levels until at least the start of 2007.

This is in line with SSE's policy, which is to seek to protect its customers from the worst impacts of high and volatile wholesale energy prices and to delay for as long as possible any increases in prices for gas and electricity. SSE's decisions to delay price rises have saved a typical* gas and electricity customer around £100 since the start of 2004, compared with what they would have paid had SSE increased prices at the same time as the UK's largest energy supplier.

All other major suppliers of energy have already increased their prices for domestic customers on at least four occasions during that period - and some have increased prices five times. This is the fourth time that SSE has increased domestic electricity and gas prices since the start of 2004. During that time wholesale electricity prices have risen by 165% and wholesale gas prices have risen by 180% whereas the cumulative average price increases made by SSE in that period are 37% and 61% respectively.

For customers who like peace of mind and wish to guard against future uncertainty in energy prices, SSE is introducing a 'fixed price' tariff for gas and electricity. While the fixed price is higher than the revised prices which will take effect on 1 May 2006, it is guaranteed until 2010.

During 2005, SSE introduced its 'energyplus Care' tariff and package of services for its most vulnerable customers. The package should enable an eligible family** living in a three bedroom house to cut their total energy bill by around 30% a year compared with standard tariffs. The price rise for 'energyplus Care' customers will be delayed until 1 September 2006, and for customers who use pre-payment meters it will be delayed until 1 July 2006.

SSE supports the Home Heat Helpline (0800 33 66 99), a free phone number offering practical energy advice for vulnerable people. The Helpline is staffed

by trained advisers who carry out a preliminary assessment of callers' benefit entitlement. They are also linked to each energy supplier's priority care team.

In the three years from 2005 to 2008, SSE is implementing schemes to enable customers to use energy more efficiently which will result in an estimated benefit to the community of over £70m per annum. As announced in Budget 2006, it is also bringing forward the funding of an additional 80,000 cavity wall and loft insulation jobs to the period before 2008.

*Based on a customer on the General Domestic tariff in the Southern area consuming 3,300 kWh of electricity and 20,500 kWh of gas per annum on standard quarterly payment terms and including VAT at 5%. Equivalent savings in the Swalec area are also around £100 and in the Scottish Hydro area around £95.

**An eligible household is one which spends more than 20% or more of its income on fuel.

Alistair Phillips-Davies, Energy Supply Director of SSE, said: "The impact of high wholesale energy prices can only be absorbed for so long and we have delayed this price increase for as long as possible. In doing so, we have again imposed price rises more slowly than our competitors, an approach which has been of real help to our customers over the past two years. We are also making a commitment to hold electricity and gas prices at their revised levels until at least the start of 2007, which is in line with our policy of responsible pricing. This policy clearly helps all customers. We are also ensuring our most vulnerable customers receive further help though our 'energy plus care' package, which offers practical help with fuel bills to those who most need it."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Sharron Miller McKenzie, Corporate Communications 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	14:57 30-Mar-06
Number	6936A

RNS Number:6936A
Scottish & Southern Energy PLC
30 March 2006

The company was notified on 29 March 2006 of a dividend reinvestment on 27 March 2006 by the PEP Manager pursuant to a regular standing order instruction.

PDMR -Graham Juggins_ Single Company PEP - 27 shares at a price of £11.50

Director - Gregor Alexander - Single Company PEP - 8 shares at a price of £11.50

Following this notification , Gregor Alexander has an interest in 13,005 shares representing 0.002% of the issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:25 27-Mar-06
Number	4609A

RNS Number:4609A
Scottish & Southern Energy PLC
27 March 2006

Reinvestment of March 2006 dividend under the Deferred Bonus Plan

The Company was notified on 27 March 2006 of the purchase of 7,266 Ordinary Shares of 50p each in the Company at a price of £11.42 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 24 March by Bedell Cristin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the March 2006 dividend.

For Companies Act purposes, the Executive Directors are regarded as having an interest in shares held by the Trust.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate update
Released	14:00 23-Mar-06
Number	2869A

RNS Number:2869A
Scottish & Southern Energy PLC
23 March 2006

Scottish and Southern Energy plc ("SSE") is hosting a visit for analysts today and tomorrow (23 and 24 March) at its Ferrybridge Power Station in South Yorkshire.

The focus of the visit is to examine the role of coal in the UK energy sector. It will include separate presentations on: the current review of UK energy policy; SSE's portfolio of electricity generation capacity; the global market for coal; coal in the UK electricity generation market; possible technological developments in respect of coal and the operation and future development of the Ferrybridge station and its sister station at Fiddler's Ferry.

The presentations will be in line with SSE's strategy, as set out in its Annual Report and Accounts 2005 and its subsequent Interim Results Statement. Their purpose is to enhance analysts' understanding of all of the issues related to coal in the UK electricity generation market.

The visit is taking place shortly before the end of this financial year and SSE is confident that its preliminary results, scheduled for publication on 31 May 2006, will be broadly in line with current market expectations.

Enquiries to:
Scottish and Southern Energy
Alan Young, Director of Corporate Communications 0870 900 0410
Denis Kerby, Corporate Communications 0870 900 0410

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:30 17-Mar-06
Number	0007A

RNS Number:0007A
Scottish & Southern Energy PLC
17 March 2006

Scottish and Southern Energy plc

Holding (s) in Company

17 March 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 17 March 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,384,226 ordinary 50p shares in Scottish and Southern Energy plc, being 3.99% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	15,664,334
Capital International Limited	13,378,317
Capital International S.A.	1,976,600
Capital International, Inc	964,975
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,704,568
Bank of New York Nominees	1,095,600
Northern Trust	119,400
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,407,300
BT Globenet Nominees Ltd	329,600
Midland Bank plc	1,369,200
Cede & Co	55,500
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Brown Bros.	81,540
Nortrust Nominees	1,825,550
Royal Bank of Scotland	42,100
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	53,300
RBSTB Nominees Ltd	3,000
Citibank NA Toronto	22,100
Deutsche Bank AG	2,600

Mellon Bank N.A.	67,000
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	330,569
HSBC	19,500
JP Morgan Chase Bank	463,407
State Street Nominees Limited	135,500
Bank of New York Nominees	2,794,333
Northern Trust	1,435,155
Chase Nominees Limited	2,886,400
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	37,100
Citibank London	443,800
Morgan Guaranty	236,200
Nortrust Nominees	1,860,700
Royal Bank of Scotland	628,700
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	365,329
National Westminster Bank	79,000
Lloyds Bank	25,600
Citibank NA Toronto	21,100
Deutsche Bank AG	902,000
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	860,400
Mellon Bank N.A.	122,000
KAS UK	70,500
Bank One London	147,300
Clydesdale Bank plc	51,100
HSBC	9,400
JP Morgan Chase Bank	13,500
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	431,000
Credit Suisse London Branch	18,900
Midlands Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	10,000
Nortrust Nominees	9,900
Morgan Stanley	11,600
Royal Bank of Scotland	151,500
J.P. Morgan	870,500
National Westminster Bank	15,000
Lloyds Bank	24,100
RBSTB Nominees Ltd	60,400
Deutsche Bank AG	36,300
HSBC Bank plc	235,300
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	316,100
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	19,200
Citibank	3,100
Citibank NA Toronto	48,100
HSBC Bank plc	42,500
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

This information is provided by RNS

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Holding(s) in Company
Released	15:44 16-Mar-06
Number	9401Z

RNS Number:9401Z
Scottish & Southern Energy PLC
16 March 2006

Scottish and Southern Energy plc

Holding (s) in Company

16 March 2006

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 15 March 2006 that The Capital Group Companies, Inc, through various legal entities as listed below, has a notifiable interest in 34,462,226 ordinary 50p shares in Scottish and Southern Energy plc, being 4.01% of the issued share capital of the company.

Legal Entity	
Capital Guardian Trust Company	15,742,334
Capital International Limited	13,378,317
Capital International S.A.	1,976,600
Capital International, Inc	964,975
Capital Research and Management Company	2,400,000

Registered Holder	
State Street Nominees Limited	1,704,568
Bank of New York Nominees	1,095,600
Northern Trust	119,400
Chase Manhattan Bank Australia Limited	5,300
Chase Nominees Limited	7,403,869
BT Globenet Nominees Ltd	329,600
Midland Bank plc	1,447,200
Cede & Co	55,500
Deutsche Bank Mannheim	1,300
Bankers Trust	601,200
Barclays Bank	13,500
Brown Bros.	81,540
Nortrust Nominees	1,825,550
Royal Bank of Scotland	42,100
MSS Nominees Limited	35,600
State Street Bank & Trust Co.	53,300
RBSTB Nominees Ltd	3,000
Citibank NA Toronto	22,100

Deutsche Bank AG	2,600
Mellon Bank N.A.	67,000
Roy Nominees Limited	15,600
Mellon Nominees (UK) Limited	334,000
HSBC	19,500
JP Morgan Chase Bank	463,407
State Street Nominees Limited	135,500
Bank of New York Nominees	2,794,333
Northern Trust	1,435,155
Chase Nominees Limited	2,886,400
Midland Bank plc	82,900
Bankers Trust	82,100
Barclays Bank	37,100
Citibank London	443,800
Morgan Guaranty	236,200
Nortrust Nominees	1,860,700
Royal Bank of Scotland	628,700
MSS Nominees Limited	34,100
State Street Bank & Trust Co.	365,329
National Westminster Bank	79,000
Lloyds Bank	25,600
Citibank NA Toronto	21,100
Deutsche Bank AG	902,000
Chase Manhattan Nominee Ltd	54,100
HSBC Bank plc	860,400
Mellon Bank N.A.	122,000
KAS UK	70,500
Bank One London	147,300
Clydesdale Bank plc	51,100
HSBC	9,400
JP Morgan Chase Bank	13,500
State Street Nominees Limited	14,200
Bank of New York Nominees	9,500
Chase Nominees Limited	431,000
Credit Suisse London Branch	18,900
Midlands Bank plc	65,400
Barclays Bank	13,000
Pictet & Cie, Geneva	10,000
Nortrust Nominees	9,900
Morgan Stanley	11,600
Royal Bank of Scotland	151,500
J.P. Morgan	870,500
National Westminster Bank	15,000
Lloyds Bank	24,100
RBSTB Nominees Ltd	60,400
Deutsche Bank AG	36,300
HSBC Bank plc	235,300
State Street Nominees Limited	305,800
Bank of New York Nominees	96,275
Northern Trust	5,500
Chase Nominees Limited	316,100
Midland Bank plc	6,900
Bankers Trust	15,000
Nortrust Nominees	92,500
State Street Bank & Trust Co.	19,200
Citibank	3,100
Citibank NA Toronto	48,100
HSBC Bank plc	42,500
JP Morgan Chase Bank	14,000
Chase Nominees Limited	2,400,000

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Blocklisting Interim Review
Released	11:57 06-Mar-06
Number	3436Z

RNS Number:3436Z
Scottish & Southern Energy PLC
06 March 2006

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: _6th March__2006__

Name of applicant:		Scottish and Southern Energy plc		
Name of scheme:		Executive Share Option Scheme		
Period of return:	From:	1 September 2005	To:	28 February 2006
Balance under scheme from previous return:				284,254
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:				
Number of securities issued/allotted under scheme during period:				57,900
Balance under scheme not yet issued/allotted at end of period				226,354
Number and class of securities originally listed and the date of admission		2,716,133 1 September 2005		
Total number of securities in issue at the end of the period				860,233,818
Name of contact:		Anne Sutherland		
Address of contact:		200 Dunkeld Road, Perth PH1 3AQ		
Telephone number of contact:		01738 455154		

SIGNED BY ________Vincent Donnelly____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

________Scottish and Southern Energy plc__________________________________

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: _____6th March_____2006__

Name of applicant:	Scottish and Southern Energy plc		
Name of scheme:	SAYE Sharesave Scheme		
Period of return: From:	1 September 2005	To:	28 February 2006
Balance under scheme from previous return:			2,431,879
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:			
Number of securities issued/allotted under scheme during period:			1,254,222
Balance under scheme not yet issued/allotted at end of period			1,177,657
Number and class of securities originally listed and the date of admission	2,716,133 1 September 2005		
Total number of securities in issue at the end of the period			860,233,818
Name of contact:	Anne Sutherland		
Address of contact:	200 Dunkeld Road, Perth PH1 3AQ		
Telephone number of contact:	01738 455154		

SIGNED BY _Vincent Donnelly____

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

_Scottish and Southern Energy plc____

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	08:56 02-Mar-06
Number	1780Z

RNS Number:1780Z
Scottish & Southern Energy PLC
02 March 2006

The Company was notified on 1 March 2006 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 28 February 2006 in the Company's ordinary shares:-

(a) that 31,249 shares were purchased and allocated at £11.5255 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 22,611 shares at £11.5255 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	11	5	0.000002%	24,867	0.003%
Ian Marchant Director	11	5	0.000002%	73,133	0.009%
Alistair Phillips-Davies Director	11	5	0.000002%	20,470	0.002%
Gregor Alexander Director	11	5	0.000002%	12,997	0.002%
Vincent Donnelly PDMR	11	5	N/A	N/A	N/A
Michelle Hynd PDMR	11	5	N/A	N/A	N/A
Paul Isgar PDMR	11	5	N/A	N/A	N/A

Graham Juggins PDMR	11	5	N/A	N/A	N/A
Anthony Keeling PDMR	10	5	N/A	N/A	N/A
Ian Manson PDMR	11	5	N/A	N/A	N/A
Mark Mathieson PDMR	11	5	N/A	N/A	N/A
Robert McDonald PDMR	11	5	N/A	N/A	N/A
James McPhillimy PDMR	11	5	N/A	N/A	N/A
Adrian Pike PDMR	10	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	11	5	N/A	N/A	N/A
Paul Smith PDMR	11	5	N/A	N/A	N/A
Alan Young PDMR	9	5	N/A	N/A	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	14:05 24-Feb-06
Number	9218Y

Scottish and Southern Energy

RNS Number:9218Y
Scottish & Southern Energy PLC
24 February 2006

THE PRIME MINISTER AND SCOTLAND'S FIRST MINISTER START CONSTRUCTION
SSE'S £140 MILLION GLENDOE HYDRO-ELECTRIC SCHEME

The Prime Minister, Tony Blair and Scotland's First Minister, Jack M today visited Loch Ness to mark the start of construction work at Sc Southern Energy's (SSE) £140m Glendoe hydro-electric scheme near For With an installed capacity of around 100MW (megawatts), Glendoe will Scotland's first conventional large-scale hydro-electric power stati years.

The Prime Minister pressed the button which led to a controlled expl hillside adjacent to the loch. The explosion was the first step in t development of the tunnels which will allow water from a new reservo will be built over 600m above Loch Ness, to reach an underground pov near the south east corner of the loch before being discharged into itself.

The new power station will be able to generate enough green electric almost 250,000 homes when operating at full capacity. Up to 400 jobs created during the construction phase and the power station is expec generating electricity commercially from the winter of 2008/09.

Later, the Prime Minister and the First Minister visited SSE's Foyer Station, on the south shore of Loch Ness, following a £7m refurbishn station's control systems.

They also presented pupils of Kilchuimen Primary School, Fort August rooftop wind turbine designed, developed and manufactured by the Edi Swift Turbines, and pupils of Foyers Primary School with a fund fron environmental improvements to their school.

The Prime Minister and the First Minister also met representatives c energy sector to discuss the key issues facing renewable and low car in Scotland and the opportunities which the current review of energy the UK provides to ensure that the industry in Scotland can fulfil i potential.

Ian Marchant, Chief Executive of SSE, said: "Glendoe complements SSE investment in refurbishing our existing hydro stations, in onshore w and in biomass. It also complements our other interests in offshore energy, micro generation and carbon capture and demonstrates that Sc the leading edge of renewable energy developments in the UK."

Enquiries to:
Scottish and Southern Energy

Alan Young, Director of Corporate Communications	0870 900 0410
Denis Kerby, Media and Investor Relations Manager	0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Corporate Update
Released	14:05 24-Feb-06
Number	9218Y

Scottish and Southern Energy

RNS Number:9218Y
Scottish & Southern Energy PLC
24 February 2006

THE PRIME MINISTER AND SCOTLAND'S FIRST MINISTER START CONSTRUCTION
SSE'S £140 MILLION GLENDOE HYDRO-ELECTRIC SCHEME

The Prime Minister, Tony Blair and Scotland's First Minister, Jack M today visited Loch Ness to mark the start of construction work at Sc Southern Energy's (SSE) £140m Glendoe hydro-electric scheme near For With an installed capacity of around 100MW (megawatts), Glendoe will Scotland's first conventional large-scale hydro-electric power stati years.

The Prime Minister pressed the button which led to a controlled expl hillside adjacent to the loch. The explosion was the first step in t development of the tunnels which will allow water from a new reservo will be built over 600m above Loch Ness, to reach an underground pow near the south east corner of the loch before being discharged into itself.

The new power station will be able to generate enough green electric almost 250,000 homes when operating at full capacity. Up to 400 jobs created during the construction phase and the power station is expec generating electricity commercially from the winter of 2008/09.

Later, the Prime Minister and the First Minister visited SSE's Foyer Station, on the south shore of Loch Ness, following a £7m refurbishm station's control systems.

They also presented pupils of Kilchuimen Primary School, Fort August rooftop wind turbine designed, developed and manufactured by the Edi Swift Turbines, and pupils of Foyers Primary School with a fund from environmental improvements to their school.

The Prime Minister and the First Minister also met representatives c energy sector to discuss the key issues facing renewable and low car in Scotland and the opportunities which the current review of energy the UK provides to ensure that the industry in Scotland can fulfil i potential.

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Company	Southern Electric PowerDistribution
TIDM	AH09
Headline	Publication of Prospectus
Released	16:08 15-Feb-06
Number	4766Y

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for Southern Electric Power Distribution plc issue of £325,000,000 4.625 per cent. Bonds due 2037

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/4766y_-2006-2-15.pdf

A copy of the Prospectus is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Gregor Alexander
Director
Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

TEL: 01738 455 250
FAX: 01738 455 215

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Acquisition
Released	10:30 10-Feb-06
Number	2338Y

Scottish and Southern Energy

RNS Number:2338Y
Scottish & Southern Energy PLC
10 February 2006

ACQUISITION OF HARRISON SMITH (BATLEY) LIMITED AND JOINT VENTURE COMPANY APPOINTED PREFERRED BIDDER FOR LEEDS CITY COUNCIL STREET LIGHTING

The contracting subsidiary of Scottish and Southern Energy plc (SSE), Southern Electric Contracting, has completed the acquisition of Yorkshire-based plumbing and heating contractor, Harrison Smith (Batley) Limited. In addition, SSE's joint venture with The Royal Bank of Scotland plc ("RBS"), Tay Valley Lighting, has been appointed by Leeds City Council as preferred bidder for its street lighting PFI (Private Finance Initiative).

Harrison Smith, based in Batley, West Yorkshire, is a well-established contractor employing almost 50 members of staff. Over half its £4m turnover comes from industrial/commercial work, such as office and residential refurbishments. It is particularly active in the hospitality and catering industry, with blue-chip customers including Premier Lodge and The Spirit Group. Its remaining income comes from social housing refurbishments for local authorities, mainly partnering contracts under the Government's Decent Homes scheme.

The acquisition will give SEC the scope to offer a more comprehensive range of electrical, heating and plumbing services to its customers in the North of England.

The transaction has a total value of around one million pounds. It follows the acquisition by SEC in 2005 of Eastern Contracting, the former contracting business of Eastern Electricity. That business has been successfully integrated into SEC. It is shortly to open a sixth regional office in Norwich and is taking the first steps in its strategic expansion plan with a recruitment drive covering the whole of the Eastern region.

SSE's presence in Yorkshire has been further strengthened following the decision by Leeds City Council to select the joint venture between SSE and RBS as preferred bidder for its street lighting PFI.

The first five years of the 25-year contract would see the majority of the 110,000 street lights, illuminated signs and bollards in the city replaced, other than those recently installed. Its completion would result in it becoming the largest street lighting PFI in the UK. If confirmed, SEC Lighting Services, part of the SSE Contracting Group, would be responsible for all replacement, repair and maintenance work.

Tay Valley Lighting has established itself as one of the leading players in the street lighting PFI field and is already successfully carrying out a similar scheme in Stoke-on-Trent, as well as in Newcastle and North Tyneside. The final agreement on this important deal would result in SSE more than doubling its income from this market sector.

Ian Marchant, SSE's Chief Executive, said:

"The acquisition of Harrison Smith is an important step forward in our plan to grow incrementally the scope and scale of SEC's activities. Securing preferred bidder status for the Leeds PFI is another significant milestone in the development of the business. Our key priorities now are to complete the integration of Harrison Smith into SEC and to secure the formal award of the Leeds PFI contract.

"SEC is an important part of SSE and complements activities in areas such as Energy Supply and Energy Services and maintaining its long-term growth is an important part of our plans going forward."

Enquiries to:

Scottish and Southern Energy

Alan Young, Director of Corporate Communications 0870 900 0410

Penny Porter, Corporate Communications 0870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	10:04 04-Jan-06
Number	4119W

RNS Number:4119W
Scottish & Southern Energy PLC
04 January 2006

The Company was notified on 30 December 2005 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 30 December 2005 in the Company's ordinary shares:-

(a) that 34,929 shares were purchased and allocated at £10.155 using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and purchased and allocated a further 23,407 shares at £10.155 ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchases, referred to above, were made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership and Matching Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	13	5	0.000002%	24,835	0.003%
Ian Marchant Director	13	5	0.000002%	73,101	0.008%
Alistair Phillips-Davies Director	12	5	0.000002%	20,437	0.002%
Gregor Alexander Director	13	5	0.000002%	12,965	0.002%
Vincent Donnelly PDMR	13	5	N/A	N/A	N/A
Michelle Hynd PDMR	13	5	N/A	N/A	N/A

Paul Isgar PDMR	12	5	N/A	N/A	N/A
Graham Juggins PDMR	13	5	N/A	N/A	N/A
Anthony Keeling PDMR	12	5	N/A	N/A	N/A
Ian Manson PDMR	13	5	N/A	N/A	N/A
Mark Mathieson PDMR	12	5	N/A	N/A	N/A
Robert McDonald PDMR	13	5	N/A	N/A	N/A
James McPhillimy PDMR	13	5	N/A	N/A	N/A
Adrian Pike PDMR	12	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	12	5	N/A	N/A	N/A
Paul Smith PDMR	13	5	N/A	N/A	N/A
Alan Young PDMR	10	5	N/A	N/A	N/A

This information is provided by RNS
The company news service from the London Stock Exchange

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